UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G06207115

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) David Capital Partners, LLC

2.	check the appropriate box if a group*		(a) ☐ (b) ☐
3.	sec use only

4.	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with:	5.	sole voting power	683,700
	6.	shared voting power	0
	7.	sole dispositive power	683,700
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person		683,700
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)		☐
11.	percent of class represented by amount in row (9)		7.3%
12.	type of reporting person (See Instructions)		IA

Item 1.

	(a)	Name of Issuer:		Atlas Financial Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:		150 NW Point Boulevard Elk Grove Village, IL 60007

Item 2.

	(a)	Name of Person Filing:	David Capital Partners, LLC (the “Reporting Person”), in its role as investment manager to a private investment fund (the “Fund”) to which it furnishes investment advice, may be deemed to beneficially own 683,700 Ordinary Shares of the Issuer Common Stock held in the Fund. The Reporting Person expressly disclaims beneficial ownership of all securities held in the Fund. This Schedule 13G/A amends the original Schedule 13G filed by the Reporting Person on February 19, 2013.

	(b)	Address of Principal Business Office or, if none, Residence:		737 N. Michigan Avenue, Suite 1405 Chicago, Illinois 60611

	(c)	Citizenship:	Delaware

	(d)	Title of Class of Securities:	Ordinary Shares

	(e)	CUSIP Number:	G06207115

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	683,700

(b)	Percent of class:	7.3%
		Calculation of percentage of beneficial ownership is based on approximately 9,423,734 outstanding Ordinary Shares as reported by the Issuer on its S-1 filed on November 21, 2013.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	683,700
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	683,700
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Fund described above in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in its account. The Reporting Person disclaims beneficial ownership of all such securities held in the Fund.

Items 7 – 9.	Not Applicable

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2014
Date

DAVID CAPITAL PARTNERS, LLC

/s/ Adam J. Patinkin
Signature

Adam J. Patinkin/Managing Partner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)